SECURIT 15026550 ON

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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 28 2015
WASH. DC 189

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY) *

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**US Arma Partners, LP**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Four Palo Alto Square, Suite 100, 3000 El Camino Real**

(No. and Street)

| **Palo Alto** | **CA** | **94306** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**James Schroder** **(650) 328-8207**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**EisnerAmper, LLP**

(Name – *if individual, state, last, first, middle name*)

| **One Market, Landmark, Suite 620** | **San Francisco** | **CA** | **94105** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

# OATH OR AFFIRMATION

I, **James Schroder** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **US Arma Partners LP** as of **March 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________________________

____________________________________________________

P. L. DAVIS
COMM. # 2077404
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
MY COMM. EXP. AUG. 23, 2018

Signature

PARTNER

Title

Subscribed and sworn to before me
this ____ day of _________ 2015

Notary Public

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 27 day of MAY, 20 15 by James Schroder
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition..
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☒ (p) Report of Independent Registered Public Accounting Firm Regarding SEC Rule 15c3-3 Exemption Report.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

# US ARMA PARTNERS, LP

# STATEMENT OF FINANCIAL CONDITION

# MARCH 31, 2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Company") as of March 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
May 27, 2015

US ARMA PARTNERS, LP

Statement of Financial Condition

March 31, 2015

| | |
|---|---|
| ***Assets*** | |
| Cash | $ 2,353,491 |
| Accounts receivable | 24,048 |
| Accounts receivable from affiliate, net | 575,418 |
| Deposits | 2,882 |
| Other current assets | 48,150 |
| Fixed assets, net | 133,407 |
| ***Total assets*** | $ 3,137,396 |
| ***Liabilities and Partners' Capital*** | |
| ***Liabilities*** | |
| Accounts payable and accrued liabilities | $ 137,286 |
| Distribution payable to withdrawn partner | 68,250 |
| Bonus payable | 1,345,146 |
| ***Total liabilities*** | 1,550,682 |
| Subordinated borrowings | 750,000 |
| Partners' capital | 836,714 |
| ***Total liabilities and partners' capital*** | $ 3,137,396 |

***See Accompanying Notes to Statement of Financial Condition***

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash in deposit accounts and a money market savings account with two commercial banks which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay. During the year, $396,965 of previous bad debt written of was recovered and included within revenue.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Partnership is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2. Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3. Fixed Assets, net

Fixed assets, net consists of the following:

| | |
|---|---|
| Computer and office equipment | $239,634 |
| Furniture | 61,799 |
| | 301,433 |
| Accumulated depreciation | (168,026) |
| Fixed assets, net | $133,407 |

4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Partnership had net capital of $802,810, which was $699,431 in excess of its required net capital of $103,379. The Partnership's net capital ratio was 1.9316 to 1.

5. Lease Obligation

On April 27, 2012, the Partnership renewed its lease agreement to extend the period of lease until May 31, 2015. The Partnership intends to further renew this lease agreement to May 31, 2016. Future minimum lease payments under this lease are as follows:

| Year Ending March 31 | |
|---|---|
| 2016 | 249,525 |
| 2017 | 30,604 |
| Total | $280,129 |

6. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, professional, and wages of the financial and administrative staff incurred by UK Arma that relate to providing the services to the partnership in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership. The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma.

At March 31, 2015, the Partnership had a net receivable from the affiliate of $575,418 representing the net amounts due to and due from UK Arma for services provided or received and amounts payable in accordance with the expense sharing agreement.

7. Subordinated Borrowings

The subordinated notes payable of $750,000 bear interest of 4 percent. The interest is payable at the end of the loan term. The remains are unsecured and subordinated to other creditors.

The subordinated borrowings are with related parties and are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid. It is the Partnership's intention not to renew the subordinated borrowings of $500,000 due on September 19, 2015 and $250,000 due on October 31, 2015. The approximate fair value of subordinated borrowings is $750,000 as at March 31, 2015.

# US ARMA PARTNERS, LP

# STATEMENT OF FINANCIAL CONDITION

# MARCH 31, 2015